
RECEIVED
JUN 2 1 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ORIGINAL

FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission file number : 333-118201 and 333-124086 1-12162

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326




06040016


RECD S.E.C.
JUN 2 1 2006
1086

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005 and Supplemental Schedule as of December 31, 2005 and Report of Independent Registered Public Accounting Firm



BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005	4–9
SUPPLEMENTAL SCHEDULE—	
Form 5500—Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2005	11

NOTE: All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and the
BorgWarner Diversified Transmission Products Inc.,
Muncie Plant Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2006

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004 (In thousands)

	2005	2004
ASSETS:		
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust	$11,817	$10,512
Participant loans	220	226
Investments	12,037	10,738
Participant contributions receivable	5	
Company contributions receivable	4	-
Total assets	12,046	10,738
LIABILITIES	-	2
NET ASSETS AVAILABLE FOR BENEFITS	$ 12,046	$ 10,736

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 (In thousands)

ADDITIONS TO NET ASSETS:	
Investment income from the Master Trust	$ 791
Contributions from participants	328
Contributions from the Company	329
Net transfers from other BorgWarner Inc. plans	260
Total additions	1,708
DEDUCTIONS FROM NET ASSETS:	
Participants' withdrawals	393
Administrative expenses	5
Total deductions	398
NET INCREASE	1,310
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	10,736
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 12,046

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General—The Plan was established on January 1, 1991, and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan sponsor is BorgWarner Diversified Transmission Products Inc. (the "Company"), a wholly owned subsidiary of BorgWarner Inc. (the "Corporation").

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code ("IRC"), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan and the Master Trust.

The Committee has appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the "Trustee") to perform the administrative, investment, and trustee services for the Plan and the Master Trust. This appointment was effective December 29, 2005, when responsibility for these services was transferred from Putnam Investor Services, Inc. and Putnam Fiduciary Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—Hourly employees of the Company's Muncie plant covered by the collective bargaining agreement between the Company and UAW Local 287, hired or rehired on or after January 1, 2002, have been eligible to make contributions as of their date of hire or rehire.

Hourly employees covered by the agreement, hired or rehired before January 1, 2002, have been able to participate, once attaining the earlier of: (i) seniority as defined in the collective bargaining agreement; or (ii) one year of vested service, provided, in either case, such employee (a) was ineligible to retire as of December 31, 1990, under the Borg-Warner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (RIP); and (b) had elected that any accrued benefits under the RIP be frozen at the time of beginning participation in the Plan and that any account balance in the RIP be transferred to the Plan.

Participants' Accounts—Individual accounts are maintained for each Plan participant, including:

Company Retirement Account—The Company contributes the following to this account, based on a participant's age and years of service.

- $0.33 for each hour for which the participant receives compensation from the Company, if the participant (i) has not attained age 35 as of the preceding January 1, or (ii) has not completed 10 years of vested service;

- $0.54 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 35, but less than age 40, as of the preceding January 1, or (ii) has completed at least 10 but less than 20 years of vested service; and

- $0.65 for each hour for which the participant receives compensation from the Company, if the participant is (i) at least age 40 as of the preceding January 1, or (ii) has completed 20 or more years of vested service.

No employee contributions are made to this account.

Savings Account—Participants may voluntarily contribute from 1% to 29% of eligible compensation to this account, subject to IRC limitations. The Company matches 75% of the first 4% of pre-tax participant contributions.

Retiree Health Account—Participants hired or rehired on or after January 1, 1993, may voluntarily contribute from $0.05 to $0.20 per hour worked of their eligible compensation to this account. The Company matches 100% of participant contributions, up to $500 per year. No after-tax contributions are allowed.

Investment Options—Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective-trust funds, investment contracts, mutual funds and the BorgWarner Inc. Stock Fund.

Vesting—Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.

Withdrawals—While participants are employed, no withdrawals may be made from the Company Retirement Account or the Retiree Health Account. Withdrawals may be made from the Savings Account at participants' discretion subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of their vested account balances as permitted by the Plan and by ERISA regulations.

Loans— Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the amount the outstanding balance of all previous loans on the day of the loan exceeds the highest outstanding loan balance for the 12 months prior to the day of the loan.

Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2005, range from 5.0% to 9.5%. No loans are permitted from the Company Retirement Account, the Savings Account, or the Retiree Health Account. Loans are secured by the remaining balance in the participant's Savings Account. Principal and interest is paid ratably through payroll deductions.

Priorities Upon Termination—Though the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Payment of Benefits—Distribution of benefits is made upon retirement, death or other termination of employment. Participants may elect to receive distributions in installments or a lump sum.

Forfeited Accounts—At December 31, 2005 and 2004, there were no forfeited nonvested accounts. During the year ended December 31, 2005, employer contributions were reduced by $2,700 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

Investments—The Investment Contracts Fund of the Master Trust is stated at contract value (cost plus interest earned to date, less withdrawals and administrative expenses) as reported by the Trustee. The contract value of the Investment Contracts Fund was $158,606,000 and $145,415,000 at December 31, 2005 and 2004, respectively, compared to the fair value of $158,754,000 and $147,331,000, respectively. The Investment Contracts Fund is fully benefit-responsive, meaning participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield for the Investment Contracts Fund was 5.0% for the year ended December 31, 2005. The crediting interest rate was 4.9% and 5.1% at December 31, 2005 and 2004, respectively. Crediting interest rates are influenced by the yield and any gain or loss on investment contracts underlying the Investment Contracts Fund. The yield on the Investment Contracts Fund is an average of the crediting rates of interest for the underlying investment contracts and the blended yields of the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fund. The crediting interest rates for investment contracts held directly by the Investment Contracts Fund are expected to be fixed for the duration of the contracts. Yields for the T. Rowe Price Stable Value Common Trust Fund and the Putnam Stable Value Fun change daily. Employer-directed withdrawals may result in limits on book-value payments based on corridors listed in individual contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Loan Fund is valued at cost plus accrued interest, which approximates fair value.

Investments in all other funds of the Master Trust are stated at fair value, based on quoted market prices, as reported by the Trustee.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Administrative Expenses—Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust income or property are charged to participant accounts, where applicable, or are paid in such manner as the Company determines. Audit fees and bank fees are included in Administrative expenses.

Payment of Benefits—Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2005 and 2004.

Transfers—Other entities of the Corporation sponsor defined contribution plans, besides the Plan. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant's account balance is transferred to the corresponding plan.

3. EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to $1,000 for the year ended December 31, 2005, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

At December 31, 2005 and 2004, the Master Trust held 28,000 and 32,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of $1,689,000 and $1,710,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Master Trust recorded dividends of $18,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee shall be charged to the Plan. The Company shall have the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

As of December 31, 2004, there was a liability to the Company of $2,000 for 2003 auditing fees paid by the Company during 2004 to be reimbursed in accordance with the Plan document. There are no amounts to be reimbursed to the Company as of December 31, 2005, for any prior periods.

4. TAX STATUS

The Plan obtained a determination letter, dated July 15, 2002, in which the Internal Revenue Service stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations of the IRC; therefore, no provision for income taxes has been made in the Plan's financial statements.

5. MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain (loss) of the investment account to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

At December 31, 2005 and 2004, the Master Trust consisted of the investments of five defined contribution plans sponsored by entities of the Corporation. The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of Investment Contracts valued at cost plus interest earned to date. The net gain (loss) in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 1.54% and 1.42%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2005 and 2004, and the components of investment income for the Master Trust for the year ended December 31, 2005:

	2005	2004
	(in thousands)	
Carrying value of investments:		
Collective trust funds	$ 368,678	$ 157,124
Investment Contracts Fund	158,606	145,415
BorgWarner Inc. Stock Fund	125,822	124,340
Mutual funds	123,891	321,959
Loan Fund	6,339	6,163
Cash and cash equivalents	-	518
Total	$ 783,336	$ 755,519

Investment income (in thousands):	Year Ended December 31, 2005
Net appreciation/(depreciation) in fair value of investments:	
Collective trust funds	$ 207,055
BorgWarner Inc. Stock Fund	14,342
Mutual funds	(194,811)
Total net appreciation in fair value of investments	26,587
Interest income	335
Dividend income	26,782
Total	$ 53,704

* * * * * *

SUPPLEMENTAL SCHEDULE

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Loans to participants	Loans to participants, interest rates ranging from 5.00% to 9.50%; maturities ranging from 6 months to 5 years	$ 220

* Denotes party-in-interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC., MUNCIE PLANT RETIREMENT SAVINGS PLAN

Date: June 19, 2006

By: Timothy M. Manganello
Name: Timothy M. Manganello
Title: Member Retirement Savings Plan Committee

By: Robin J. Adams
Name: Robin J. Adams
Title: Member Retirement Savings Plan Committee

By: Jeffrey L. Obermayer
Name: Jeffrey L. Obermayer
Title: Member Retirement Savings Plan Committee

By: ________________
Name: Angela D'Aversa
Title: Member Retirement Savings Plan Committee

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION
23	Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-118201 and 333-124086 on Form S-8 of BorgWarner Inc. of our report dated June 19, 2006, appearing in this Annual Report on Form 11-K of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Retirement Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Detroit, Michigan
June 19, 2006